NBHSA Inc.

17802 IH 10 WEST, SUITE 400

SAN ANTONIO, TEXAS 78257

TELEPHONE (210) 344-3400

FAX (210) 344-3411

March 28, 2018

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBHSA Inc.
Registration Statement on Form S-4
File No. 333-222267

Dear Mr. McWilliams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NBHSA Inc. respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated by the staff of the U.S. Securities and Exchange Commission to March 30, 2018 at 5:30 p.m., Eastern Time, or as soon thereafter as practicable.

Please contact Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233 with any questions you may have regarding this request.

/s/ Bruce Lewis
Bruce Lewis Controller (Principal Financial and Accounting Officer)

cc:	Marc S. Gerber, Esq.

Brian V. Breheny, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Robert A. Koenig, Esq.

Latham & Watkins LLP